Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 16, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 9 to Draft Registration Statement on Form F-4
Submitted May 16, 2023
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated June 8, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 9 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on May 16, 2023 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 9 to Draft Registration Statement on Form F-4

Cover Page

1. Please revise to prominently disclose your relationship and reliance on Bitmain in your ongoing business operations, including:

●	that you rely on Bitmain for the substantial majority of your hosting and supply agreements, including the datacenters used for housing the mining hardware;

●	that the agreements with Bitmain contain governing law provisions identifying Hong Kong as the forum for disputes;

●	that due to your reliance on Bitmain, they may indirectly have significant influence over the operations and financial condition of the company;

●	that Bitmain is based in China, not a public reporting company, and their financial condition may not be available to Bitfufu investors or the Company;

●	that Bitmain’s interests may not be aligned with the interests of the Bitfufu’s shareholders.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on the cover page of the Revised Draft Registration Statement and page 14 of the Revised Draft Registration Statement.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues, page 149

2. We note the significant increase in your revenue from 2021 to 2022. Expand your disclosures to identify and quantify the significant factors for the increase in revenue year over year. For example, for your cloud-mining solutions, separately quantify the increase in revenue from existing customers and new customers. Further, you currently disclose the number of bitcoins obtained during the year from your self-mining operations. Given the fluctuations of bitcoin price through the year, this disclosure by itself does not appear to provide a complete analysis of the increase in revenue. Further, we note your disclosure on page 140 that you are entitled to compensation regardless of whether the pool operator successfully records a block to the Bitcoin blockchain. As such, consider disclosing the amount of revenue recognized related to work without receiving bitcoin. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on page 149 of the Revised Draft Registration Statement.

BitFuFu further submits that with respect to the disclosure on page 140 that BitFuFu is entitled to compensation regardless of whether the pool operator successfully records a block to the Bitcoin blockchain, BitFuFu applies the Full-Pay-Per-Share method, under which BitFuFu is entitled to compensation based on the valid hash rate it submits to the mining pool operators, regardless of whether such mining pool operators successfully record a block (please refer to pages 147 and F-59 of the Revised Draft Registration Statement for details of the accounting policies). In other words, BitFuFu recognizes revenue regardless of whether the mining pool operators receive bitcoins. As of the date of this submission, BitFuFu has received corresponding bitcoins for all revenues from self-mining operations it recognized by submitting valid hash rate. However, BitFuFu did not have knowledge of the number of bitcoins received by the mining pool operators, as the mining pool operators do not make such information available to BitFuFu or the public.

Cost of revenues, page 149

3. Expand your disclosure of cost of revenues from cloud-mining solutions to identify and quantify the significant factors that increased cost of revenue year over year. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on pages 149 and 151 of the Revised Draft Registration Statement.

Gross profit, page 150

4. Your disclosure indicates that the growth in gross profit margin in 2022 of your cloud mining solutions was due primarily due to the decrease in monthly purchase price of hash rate in 2022 while revenue recognized was in part associated with sales orders submitted in late 2021 or early 2022. In light of this disclosure, clarify whether you expect this gross profit margin to remain at current levels or the trend will decrease in line with the decline of Bitcoin price. Refer to Item 303(b)(2)(ii) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on page 150 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Cloud mining solutions, page F-56

5. We continue to evaluate your responses to prior comments 2 and 3 and may have further comments.

RESPONSE: N/A.

Cryptocurrency self-mining revenue, page F-59

6. We continue to evaluate your response to prior comments 5 and 6 and may have further comments regarding your self-mining revenue recognition policy.

RESPONSE: N/A.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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